SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No_____2______)*

The First of Long Island Corporation
Name of Issuer

Common Stock, $.10 par value
Title of Class of Securities

320734  10  6
CUSIP Number

December 31, 2010
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320734 10 6	13G	Page 2 of 4 Pages
1		NAME OF REPORTING PERSON: Zachary Levy I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 185,592
	6	SHARED VOTING POWER 249,594
	7	SOLE DISPOSITIVE POWER 185,592
	8	SHARED DISPOSITIVE POWER 249,594
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,186
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.998%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 320734 10  6                                                             13G Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer
The First of Long Island Corporation

(b)	Address of Issuer’s Principal Executive Offices
10 Glen Head Road
Glen Head, NY 11545
Item 2.

(a)	Name of Person Filing. Zachary Levy

(b)	Address of Principal Business Office or, if none, Residence.
9 Maxine Avenue
Plainview, NY 11803

(c)	Citizenship. United States

(d)	Title of Class of Securities. Common Stock, $.10 par value

(e)	CUSIP Number. 320734 10 6

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with §240.13d-1(b)(ii)(H)

Item 4.	Ownership

(a)	Amount beneficially owned: 435,186
(b)	Percent of Class: 4.998% based upon 8,707,665 shares of the Issuer outstanding as of December 31, 2010.
(c)	Number of shares as to which the person has
(i)	Sole power to vote or to direct the vote: 185,592
(ii)	Shared power to vote or to direct the vote: 249,594
(iii)	Sole power to dispose or to direct the disposition of: 185,592
(iv)	Shared power to dispose or to direct the disposition of: 249,594

CUSIP No. 320734 10  6                                                             13G Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:
☒
Although the Reporting person rounds up to 5%, his ownership is less than 5%.  Accordingly, the Reporting person is disclosing in this Item 5 that he has ceased to be the beneficial owner of more than 5% of the class of securities.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.             Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2011

/s/ ZACHARY LEVY
By: Zachary Levy